Exhibit 99.1

Ascentage Pharma to Present Five Preclinical Studies from Innovative Pipeline at American Association of Cancer Research (AACR) Annual Meeting 2025

ROCKVILLE, MD, and SUZHOU, China, March 25, 2025—Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company engaged in discovering, developing, and commercializing therapies to address global unmet medical needs primarily for hematological malignancies, today announced that five abstracts highlighting the latest preclinical results from its pipeline programs have been selected for presentations at the 2025 American Association of Cancer Research Annual Meeting (AACR), taking place April 25-30, 2025, in Chicago, Illinois, USA.

The data to be presented encompasses five of the company’s novel drug candidates: BCR-ABL tyrosine kinase inhibitor olverembatinib (HQP1351), Bcl-2 inhibitor lisaftoclax (APG-2575), FAK/ALK/ROS1 tyrosine kinase inhibitor APG-2449, EED inhibitor APG-5918, and IAP antagonist AS03157.

The AACR Annual Meeting is the critical driver of progress against cancer, the place where scientists, clinicians, other health care professionals, survivors, patients, and advocates gather to share and discuss the latest breakthroughs. From population science and prevention; to cancer biology, translational, and clinical studies; to survivorship and advocacy; the AACR Annual Meeting showcases cutting-edge cancer science and medicine.

The five preclinical abstracts from Ascentage Pharma include:

Olverembatinib (HQP1351) in combination with lisaftoclax (APG-2575) overcomes venetoclax resistance in preclinical models of acute myeloid leukemia (AML)

●	Abstract#: 5652

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 3

●	Date and Time: Tuesday April 29, 2025, 2:00 PM – 5:00 PM, Central Time (Wednesday April 30, 2025, 3:00 AM – 6:00 AM, Beijing Time)

Effects of olverembatinib (HQP1351) in combination with BCL-2 inhibitor lisaftoclax (APG-2575) in T-cell acute lymphoblastic leukemia (T-ALL)

●	Abstract#: 5648

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 3

●	Date and Time: Tuesday April 29, 2025, 2:00 PM – 5:00 PM, Central Time (Wednesday April 30, 2025, 3:00 AM – 6:00 AM, Beijing Time

Embryonic ectoderm development protein (EED) inhibitor APG-5918 exhibits potent antitumor activity and synergizes with androgen receptor (AR) inhibitor enzalutamide in preclinical prostate cancer (PCa) models

●	Abstract#: 446

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Epigenetic Targets

●	Date and Time: Sunday April 27, 2025, 2:00 PM – 5:00 PM, Central Time (Monday April 28, 2025, 3:00 AM – 6:00 AM, Beijing Time)

APG-2449, a novel focal adhesion kinase (FAK) inhibitor, enhances the antitumor activity of chemotherapy in preclinical models of small-cell lung cancer (SCLC) with activated FAK

●	Abstract#: 1679

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Drug Combination Strategies for Cancer Treatment

●	Date and Time: Monday April 28, 2025, 9:00 AM – 12:00 PM, Central Time (Monday April 28, 2025, 10:00 PM – 1:00 AM the next day, Beijing Time)

Discovery of AS03157 as a highly potent and orally active antagonist of inhibitor of apoptosis proteins (IAPs)

●	Abstract#: 5651

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 3

●	Date and Time: Tuesday April 29, 2025, 2:00 PM – 5:00 PM, Central Time (Wednesday April 30, 2025, 3:00 AM – 6:00 AM, Beijing Time)

Olverembatinib is an investigational drug and is not approved in the U.S.

About Ascentage Pharma

Ascentage Pharma is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Ascentage Pharma has been listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code 6855.HK since October 2019 and has also been listed on the Nasdaq Global Market under the ticker symbol “AAPG” since January 2025.

The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53; and next-generation TKIs that target kinase mutants emergent during cancer treatment. Ascentage Pharma is also the only company in the world with active clinical programs targeting all known key apoptosis regulators. The company has conducted more than 40 clinical trials in the US, Australia, Europe, and China, including 11 completed or ongoing US/global registrational trials on the company’s 5 key clinical-stage assets, of which 2 trials are regulated by the US FDA.

Olverembatinib, one of the company’s lead assets, is already approved in China with all of its approved indications included into the China National Reimbursement Drug List (NRDL). Meanwhile, a New Drug Application (NDA) for another one of Ascentage Pharma’s key drug candidates, the novel Bcl-2 selective inhibitor lisaftoclax (APG-2575), has already been accepted and granted the Priority Review designation by the China CDE.

To date, Ascentage Pharma has obtained a total of 16 ODDs from the US FDA and 1 Orphan Designation from the EMA of the EU for 4 of the company’s investigational drug candidates. Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies such as Takeda, AstraZeneca, Merck, Pfizer and Innovent; and research and development relationships with leading research institutions such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan.

The company has built a talented team with a wealth of global experience in the discovery and development of innovative drugs and fully functional commercial manufacturing and Sales & Marketing teams. One pivotal aim of Ascentage Pharma is to continuously strengthen its R&D capabilities and accelerate its clinical development programs, in order to fulfil its mission of addressing unmet clinical needs in China and around the world for the benefit of more patients.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

Stephanie Carrington

ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

(646) 277-1282

Media Relations

Sean Leous

ICR Healthcare

Sean.Leous@icrhealthcare.com

(646) 866-4012

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